EXHIBIT 99.1

Brookfield Asset Management Announces Strong Second Quarter

Assets Under Management Now Approximately $1 Trillion

$68 Billion of Capital Raised in the Quarter

Annualized FRE and DE Grew 11% and 12% to $2.5 Billion and $2.4 Billion

BROOKFIELD, NEWS, Aug. 07, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced financial results for the quarter ended June 30, 2024.

Connor Teskey, President of Brookfield Asset Management stated, “We had another strong quarter, which included $68 billion of capital raised. There is strong momentum in our Credit business, providing solutions to our partners globally. We also continue to see unprecedented opportunities in our Renewable Power and Transition business, as evidenced by the recent partnership with Microsoft and our agreement to acquire Neoen, one of the world’s leading renewable power operators. With one of the largest pipelines of over 230,000 megawatts of renewable power in operation and under development, and our rapidly growing data center platforms, which has seen its US capacity grow four fold over the last two years, we are the infrastructure leader behind the ongoing AI revolution.”

He continued, “We now have approximately $1 trillion of assets under management. This reflects the dedication and talent of our over 2,400 investment and asset management professionals and nearly a quarter-million operating employees around the world, and is a testament to our commitment to serving our clients and delivering attractive, consistent risk-adjusted returns over the long term.”

Operating Results

Brookfield Asset Management Ltd.

Net income for Brookfield Asset Management Ltd. (BAM), the publicly traded entity, totaled $124 million for the quarter (2023 - $109 million). BAM owns an approximate 27% interest in our asset management business with the other approximate 73% owned by Brookfield Corporation. In order to provide meaningful comparative information, the discussion that follows relates to the financial results on a 100% basis for our asset management business (Brookfield Asset Management).

Brookfield Asset Management1

For the periods ended June 30	Three Months Ended		Twelve Months Ended
(US$ millions, except per share amounts)	2024	2023	2024	2023
Fee-Related Earnings[2]	$583	$548	$2,281	$2,194
Add back: equity-based compensation costs and other[3]	41	47	188	150
Less: cash taxes	(76)	(68)	(220)	(161)
Distributable Earnings[2]	$548	$527	$2,249	$2,183

Fee-related earnings per share	$0.36	$0.34	$1.40	$1.34
Distributable earnings per share	$0.34	$0.32	$1.38	$1.33
Net income attributable to Brookfield Asset Management	$495	$455	$1,804	$1,870
See endnotes

Operating Highlights

Financial Results

Fee-bearing capital reached $514 billion at the end of the second quarter, up $74 billion or 17% over the past year and up $55 billion or 12% from the prior quarter.

Brookfield Asset Management’s fee-related earnings were $583 million ($0.36 / share) for the quarter and $2.3 billion ($1.40 / share) over the last twelve months, up 6% and 4% over the same periods in the prior year, respectively.

Distributable earnings were $548 million ($0.34 / share) for the quarter and $2.2 billion ($1.38 / share) over the last twelve months, up 4% and 3% over the same periods in the prior year, respectively.

Brookfield Asset Management began managing capital on behalf of AEL in May; therefore second quarter results only reflect the impact of half a quarter of fees from this mandate. On an annualized basis, FRE and DE at the end of the quarter were $2.5 billion and $2.4 billion, up 11% and 12% from a year ago, respectively.

Fundraising

We raised $68 billion in the second quarter of 2024. Notable fundraising updates during the second quarter include:

  Within our credit franchise, we raised $61 billion of capital, including $49 billion of insurance capital from AEL. We also raised capital in our opportunistic credit fund, our life sciences income fund, and our value opportunities fund. Additionally, we held a first close of $500 million in the latest vintage of our music royalty platform, Primary Wave.
  We raised $4.0 billion of capital in our renewable power and transition business, and expect additional closes for our Global Transition flagship and a first close for our Catalytic Transition fund later this year.
  Within our infrastructure business, we raised a total of $900 million, primarily within our private wealth and perpetual infrastructure funds. This fundraising within our supercore infrastructure fund was the highest quarterly total for this strategy since 2022.
  Within our real estate business, we raised $1.1 billion, including additional capital for the fifth vintage of our opportunistic real estate flagship fund, bringing the total fund strategy to approximately $9 billion, with additional closes expected before year end.
  We raised over $500 million of capital in our private equity business, including capital for Pinegrove Capital Partners, bringing that total fund size to approximately $800 million.

Deployment and Recent Deal Announcements

In the second quarter, we deployed or committed to deploy approximately $20 billion of capital into investments across a number of high-quality businesses and assets.

Notable deployments in the quarter include:

  Deployed $6.0 billion across our credit portfolio, including $2.2 billion across the eleventh and twelfth vintages of our opportunistic credit flagships and $1.1 billion within our strategic credit fund.
  Deployed $1.5 billion across our real estate platform, including approximately $500 million into a U.S. Multifamily Portfolio in the fifth vintage of our opportunistic real estate flagship fund.
  Deployed approximately $500 million out of the first vintage of our global transition flagship fund, including approximately $200 million towards our investment in a Latin American-focused power provider.

Notable commitments include:

  In June, we entered into an agreement to acquire a majority stake in Neoen, a global, leading, pure-play renewable development business. This transaction is a key strategic investment in the second vintage of our global transition flagship fund and we expect the transaction to be closed by the first quarter of 2025.
  Also in June, we purchased GEMS Education, a premier private education provider based in the Middle East, with its founder representing $2.0 billion in equity. This was closed into our Strategic Initiatives fund and Middle East fund, along with other partners, and underscores our commitment to investing in this high-growth region. The deal is expected to be completed in the third quarter.
  Subsequent to quarter-end, we announced the acquisition of nVent Electric’s electrical thermal solutions business for $850 million of equity. This business is the leading designer and manufacturer of electric heat trace systems and products, which are mission critical and enable operational safety and efficiency for many essential industries.

Uncalled Fund Commitments and Cash on Hand

As of June 30, 2024, we had a total of $107 billion of uncalled fund commitments.

  Uncalled fund commitments include $51 billion which is not currently earning fees, but which will earn approximately $510 million of fees annually once deployed.

In addition, we held $1.9 billion of cash and equivalents on our balance sheet as of June 30, 2024.

Recent Strategic Transactions

We announced several strategic transactions during the quarter:

  In April, we acquired an additional 5% interest in Oaktree, which brings our ownership stake to approximately 73%.
  In May, Pinegrove Capital Partners, a manager focused on technology secondary solutions that we own through our joint venture with Sequoia Heritage, signed a definitive agreement to acquire SVB Capital, the asset management division of SVB Financial. SVB Capital is a multi-strategy investment platform that manages a series of venture capital fund of funds, as well as other funds focused on private technology and life science companies throughout the innovation economy.

Regular Dividend Declaration

The board of directors of Brookfield Asset Management Ltd. declared a quarterly dividend of $0.38 per share, payable on September 27, 2024, to shareholders of record as of the close of business on August 30, 2024.

End Notes

  Reflects full period results unless otherwise noted on a 100% basis for Brookfield Asset Management, being Brookfield Asset Management ULC and its subsidiaries, including its share of the asset management activities of partly owned subsidiaries.
  See Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings on page 6 and Non-GAAP and Performance Measures section on page 8.
  Equity-based compensation costs and other income includes Brookfield Asset Management's portion of partly owned subsidiaries investment income, realized carried interest, and other items.

Brookfield Asset Management Ltd. Statement of Financial Position

Unaudited As at (US$ millions)	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$10	$9
Investment in Brookfield Asset Management	3,330	2,270
Due from affiliates	769	886
Other assets	76	40
Total Assets	$4,185	$3,205

Liabilities
Accounts payable and other	$709	$859
Due to affiliates	216	261
Total Liabilities	925	1,120

Equity
Total Equity	3,260	2,085
Total Liabilities and Equity	$4,185	$3,205

Brookfield Asset Management Ltd. Statement of Operating Results

Unaudited	Three Months Ended
For the periods ended June 30 Three Months Ended (US$ millions, except per share amounts)	2024	2023
Equity accounted income	$130	$114
Compensation and other expenses	(6)	(5)
Net Income	$124	$109
Net income per share of common stock
Diluted	$0.30	$0.28
Basic	$0.30	$0.28

Brookfield Asset Management Statement of Financial Position

Unaudited As at (US$ millions)	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$1,931	$2,667
Accounts receivable and other	562	588
Investments	8,276	7,522
Due from affiliates	2,358	2,504
Deferred income tax assets and other assets	1,020	1,009
Total Assets	$14,147	$14,290
Liabilities
Accounts payable and other	$1,899	$1,799
Due to affiliates	997	986
Deferred income tax liabilities and other	2,274	2,206
	5,170	4,991

Equity	8,977	9,299

Total Liabilities and Equity	$14,147	$14,290

Brookfield Asset Management Statement of Operating Results

Unaudited	Three Months Ended
For the periods ended June 30 (US$ millions, except per share amounts)	2024	2023
Revenues
Management fee and incentive distribution revenues	$821	$770
Carried interest income, net of amounts attributable to Corporation	54	54
Other revenue, net	41	161
Total Revenues	916	985

Expenses
Compensation, operating, and general and administrative expenses	(368)	(348)
Interest expense	(5)	(5)
Total Expenses	(373)	(353)
Other income	64	75
Share of income from equity accounted investments	53	29
Income Before Taxes	660	736
Income tax expense	(142)	(156)
Net Income	518	580
Net income attributable to Brookfield Corporation	23	125
Net income attributable to Brookfield Asset Management	$495	$455
Net income per share
Diluted	$0.30	$0.28
Basic	$0.30	$0.28

SELECT FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME TO FEE-RELATED EARNINGS AND DISTRIBUTABLE EARNINGS

Brookfield Asset Management

Unaudited	Three Months Ended
For the periods ended June 30 (US$ millions)	2024	2023
Net income	$518	$580
Add or subtract the following:
Provision for taxes[1]	142	156
Depreciation and amortization[2]	3	3
Carried interest allocations[3]	(55)	(114)
Carried interest allocation compensation[3]	(40)	(3)
Other income and expenses[4]	(24)	(72)
Interest expense paid to related parties[5]	5	5
Interest and dividend revenue[5]	(36)	(40)
Other revenues[6]	—	(31)
Share of income from equity accounted investments[7]	(53)	(29)
Fee-related earnings of partly owned subsidiaries at our share[7]	77	65
Compensation costs recovered from affiliates[8]	45	22
Fee Revenues from BSREP III & other[9]	1	6
Fee-Related Earnings	583	548
Cash taxes[10]	(76)	(68)
Add back: equity-based compensation costs and other[11]	41	47
Distributable Earnings	$548	$527
  This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of Brookfield Asset Management.
  This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
  These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee- Related Earnings as these items are unrealized in nature.
  This adjustment removes other income and expenses associated with non-cash fair value changes.
  This adjustment removes interest and charges paid or received involving related party loans.
  This adjustment adds back other revenues earned that are non-cash in nature.
  These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 6) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.
  This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
  This adjustment adds back base management fees earned from funds that are eliminated upon consolidation and other items.
  Represents the impact of cash taxes paid by the business.
  This adjustment adds back equity-based compensation and other income associated with Brookfield Asset Management’s portion of partly owned subsidiaries’ investment income, realized carried interest and other items.

Additional Information

The Letter to Shareholders and the Supplemental Information for the three months and twelve months ended June 30, 2024 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on BAM’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2024, which have been prepared using U.S. GAAP. The amounts have not been audited by BAM’s external auditor.

BAM’s board of directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements, prior to its release.

Information on our dividends can be found on our website under Stock & Distributions - Distribution History section at bam.brookfield.com.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access BAM’s Second Quarter 2024 Results, as well as the Letter to Shareholders and Supplemental Information, on its website under the Reports & Filings section at bam.brookfield.com.

To participate in the Conference Call today at 11:00 a.m. ET, please preregister at https://register.vevent.com/ register/BIfc7713ee998f400c8d32e654adb9f59d. Upon registering, you will be emailed a dial-in number, and unique PIN.

The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/7edugn7v. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 7, 2025, or available on our website at bam.brookfield.com.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management Ltd.’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at bam.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at bam.brookfield.com or contact:

Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial information are based on generally accepted accounting principles in the United States of America (“U.S. GAAP”).

We make reference to Distributable Earnings (“DE”), which is referring to the sum of its fee-related earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of Brookfield Asset Management for DE is net income. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use Fee-Related Earnings (“FRE”) and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with U.S. GAAP. These financial measures, which include FRE and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with U.S. GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under U.S. GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-GAAP measures in our filings available at bam.brookfield.com.

Notice to Readers

BAM is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of BAM, Brookfield Asset Management and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BAM are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “target”, “project”, “forecast”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to future results, performance, achievements, prospects or opportunities of BAM, Brookfield Asset Management or the Canadian, U.S. or international markets.

Although BAM believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) our lack of independent means of generating revenue; (ii) our material assets consisting solely of our interest in Brookfield Asset Management; (iii) challenges relating to maintaining our relationship with Brookfield Corporation and potential conflicts of interest; (iv) BAM being a newly formed company; (v) our liability for our asset management business; (vi) inflationary pressures; (vii) the impact on growth in fee-bearing capital of poor product development or marketing efforts; (viii) our ability to maintain our global reputation; (ix) volatility in the trading price of our class A limited voting shares; (x) being subjected to numerous laws, rules and regulatory requirements, and the potential ineffectiveness of our policies to prevent violations thereof; (xi) meeting our financial obligations due to our cash flow from our asset management business; (xii) foreign currency risk and exchange rate fluctuations; (xiii) requirement of temporary investments and backstop commitments to support our asset management business; (xiv) rising interest rates; (xv) revenues impacted by a decline in the size or pace of investments made by our managed assets; (xvi) the variability of our earnings growth, which may affect our dividend and the trading price of our class A limited voting shares; (xvii) exposed risk due to increased amount and type of investment products in our managed assets; (xviii) difficulty in maintaining our culture or managing our human capital; (xix) political instability or changes in government; (xx) unfavorable economic conditions or changes in the industries in which we operate; (xxi) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xxii) deficiencies in public company financial reporting and disclosures; (xxiii) ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs; (xxiv) the failure of our information and technology systems; (xxv) us and our managed assets becoming involved in legal disputes; (xxvi) losses not covered by insurance; (xxvii) inability to collect on amounts owing to us; (xxviii) information barriers that may give rise to conflicts and risks; (xxix) risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies; (xxx) risks relating to Canadian and United States taxation laws; and (xxxi) other factors described from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, BAM undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by BAM in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond BAM’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While BAM believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, BAM makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.